UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

First Quarter 2010 Results

Vuance Ltd. (the “Company”), a leading provider of Radio Frequency Verification Solutions, including active radio frequency identification equipment (“Active RFID”), completed its unaudited financial statements for the first quarter period ending March 31, 2010.

As reported in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on July 23, 2010, during the quarter ended March 31, 2010, the Company and its wholly-owned subsidiary, Vuance, Inc., completed the sale of certain assets and liabilities related to the Company’s electronic access control market and Government Services Division, which included its Critical Situation Management System and Credentialing suites.  Following the divestiture, the Company has focused its sales and marketing efforts on its core competencies, which include Active RFID technology and its PureRFid Suite, and on servicing existing projects, such as the agreement with a European country to provide an end-to-end system for a national multi-ID issuing and control system.

First Quarter 2010 Selected Unaudited Financial Results

Revenues from continuing operations for the quarter ended March 31, 2010 decreased 56% to $1.3 million from $2.9 million in the first quarter of 2009.  The decrease was largely driven by a decrease in revenues from the European International Airport Project, which were fully recognized through December 31, 2009.

Gross profit from continuing operations decreased 43% to $0.9 million for the first quarter compared to $1.6 million for the prior-year first quarter.  Gross profit margin for the quarter was 71% compared to 55% in the first quarter of 2009.  The increase in gross profit margins was due to a shift in the Company’s mix of revenues.

Total operating expenses from continuing operations for the quarter decreased 29% to $1.4 million, compared to $2.0 million for the first quarter of 2009.  The Company reported a loss from continuing operations for the quarter of $519,000, compared to a $401,000 loss from continuing operations for the prior-year first quarter.  The net loss from continuing operations for the quarter was $679,000, or $0.12 per basic and diluted share (based on 5.7 million weighted average shares), compared to a net loss from continuing operations of $508,000, or $0.10 per basic and diluted share (based on 5.3 million shares), for the first quarter of 2009.

The Company's financial results have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations.  Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  The reported financial results are in accordance with generally accepted accounting principles, or GAAP.

VUANCE LTD.
CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2010

	Mar-31		Dec-31
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	607	226	656
Restricted cash deposits	130	1,300	330
Trade receivables, net	706	1,173	857
Other accounts receivable and prepaid expenses	233	664	315
Inventories, net	200	920	82
Assets attributed to discontinued operations	-	-	1,996
Total current assets	1,876	4,283	4,236

SEVERANCE PAY FUND	295	238	283

PROPERTY AND EQUIPMENT, NET	144	213	157

OTHER ASSETS:
Goodwill	-	685	-
Intangible assets and deferred charges, net	-	1,443	6
Total other assets	-	2,128	6

Total assets	2,315	6,862	4,682

VUANCE LTD.
CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2010

	Mar-31		Dec-31
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Short-term bank credit	70	270	-
Trade payables	944	1,470	982
Employees and payroll accruals	195	306	462
Accrued expenses and other liabilities	3,021	3,800	2,859
Convertible bonds	587	3,157	430
Liabilities attributed to discontinued operations	-	-	1,599
Total current liabilities	4,817	9,003	6,332

LONG-TERM LIABILITIES:
Convertible bonds	2,469	-	2,624
Long-term loan and others	1,826	142	1,693
Accrued severance pay	322	294	304
Total long-term liabilities	4,617	436	4,621

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares	89	85	89
Additional paid-in capital	41,029	40,576	41,019
Accumulated deficit	(48,237)	(43,238)	(47,379)
Total shareholders' equity (deficit)	(7,119)	(2,577)	(6,271)

Total liabilities and shareholders' equity (deficit)	2,315	6,862	4,682

VUANCE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2010

	3 months ended		year ended
	Mar-31		Dec-31
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands, except share data

REVENUES	1,293	2,934	9,304
COST OF REVENUES	374	1,317	3,365

GROSS PROFIT	919	1,617	5,939

OPERATING EXPENSES:
Research and development	135	210	898
Selling and marketing	805	1,529	5,131
General and administrative	498	279	1,778
Total operating expenses	1,438	2,018	7,807

OPERATING LOSS	(519)	(401)	(1,868)

FINANCIAL EXPENSES, NET	(149)	(101)	(620)
LOSS BEFORE TAXES ON INCOME	(668)	(502)	(2,488)

TAXES ON INCOME	(11)	(6)	(71)
NET LOSS FROM CONTINUING OPERATIONS	(679)	(508)	(2,559)
LOSS FROM DISCONTINUED OPERATIONS	(179)	(432)	(2,526)

NET LOSS FOR THE PERIOD	(858)	(940)	(5,085)

LOSS PER SHARE BASIC AND DILUTED:
Loss from continuing operations	(0.12)	(0.10)	(0.46)
Loss from discontinued operations	(0.03)	(0.08)	(0.46)
Net loss per share	(0.15)	(0.18)	(0.92)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	5,724,421	5,273,207	5,511,948

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Ron Peer
Name: Ron Peer
Title: Chief Executive Officer

Date: September 30, 2010